Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Longevity Acquisition Corporation

Subject Company: Longevity Acquisition Corporation

SEC File No.: 001-38637

Longevity Acquisition Corporation Announces 4D pharma Joining Landmark Parkinson’s Progression Markers Initiative

NEW YORK, December 21, 2020 /PRNewswire/ -- Longevity Acquisition Corporation (NASDAQ: LOAC) (the "Company"), a publicly-traded special purpose acquisition company, announced today that on December 18, 2020, 4D pharma plc (AIM: DDDD) (“4D pharma”), a pharmaceutical company leading the development of Live Biotherapeutic products (“LBPs”) - a novel class of drug derived from the microbiome, and a business combination target of LOAC, has joined the Parkinson’s Progression Markers Initiative (“PPMI”) as an industry partner. PPMI is a landmark study sponsored by The Michael J. Fox Foundation to better understand Parkinson’s disease and accelerate the development of new treatments.

4D pharma representatives will contribute to the efforts of the PPMI by joining the Partner Scientific Advisory Board closely involved in the design and execution of the study. In addition, 4D pharma will also join a variety of PPMI Working Groups that provide a forum to discuss PPMI data and address Parkinson’s clinical trial challenges with other PPMI industry and non-profit partners.

“The Michael J. Fox Foundation has made considerable contributions to the development of therapeutic solutions for the millions of people with Parkinson’s disease. Joining the PPMI Scientific Advisory Board will enable 4D pharma to bring its leading expertise in Live Biotherapeutics and the gut-brain axis to the pioneering joint effort that is the PPMI”, said Alex Stevenson, Chief Scientific Officer, 4D pharma. “This is an excellent forum in which to share our knowledge and scientific approach and to help shape the future of high-quality research into Parkinson’s disease and other neurodegenerative conditions, while continuing to learn from leading experts in the field across industry, academia and non-profit organizations. 4D pharma will play an important role as PPMI considers the microbiome as an area of focus, following a growing body of evidence pointing to the gut microbiome as a new frontier in our understanding and treatment of Parkinson’s disease.”

“We are pleased to welcome 4D pharma as a partner on the Parkinson’s Progression Markers Initiative. It is only with diverse expertise on the various aspects of this complex disease that we will better understand it and find solutions for patients,” said MJFF Deputy CEO, Sohini Chowdhury. “There is a significant and growing interest in the field in understanding the role of the microbiome in Parkinson’s disease and opportunities for therapeutic intervention. 4D pharma brings expertise in this novel area of research to our Scientific Advisory Board, and we look forward to their insights and contributions.”

In addition to its contribution to PPMI, 4D pharma continues to make progress with regards to its own pipeline of Live Biotherapeutic candidates for Parkinson’s disease. 4D pharma has previously published pre-clinical data demonstrating the neuroprotective effects of Live Biotherapeutics in an animal model of Parkinson’s disease, and work investigating the mechanisms of these therapeutic effects. 4D pharma continues to make progress in the planning and design of a first-in-human clinical trial in Parkinson’s disease patients; this would be the first clinical trial of a Live Biotherapeutic in the treatment of Parkinson’s.

About LOAC

LOAC is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. LOAC is contemplating a proposed business combination with 4d pharma plc (AIM: DDDD), a public limited company incorporated under the laws of England and Wales pursuant to an agreement and plan of merger dated October 21, 2020 as disclosed in a Form 8-K filed with the Securities and Exchange Commission on October 22, 2020. LOAC is sponsored by Whale Management Corporation, a BVI business company with limited liability.

About the Parkinson’s Progression Markers Initiative

PPMI is a landmark observational longitudinal clinical study launched by MJFF in 2010 to help identify, develop, and validate biomarkers of Parkinson’s disease progression to further the development of disease-modifying therapies. PPMI is funded by MJFF and a consortium of key industry players, non-profit organizations and private individuals, and involves active participation of stakeholders from government, the biopharmaceutical industry and academia to collectively design, implement and fund this comprehensive and pioneering research program.

PPMI collects and analyses a suite of clinical, imaging and biological data over time to measure and track disease risk, onset and progression, to establish new biomarkers for use in clinical trials of disease-modifying therapies. The study is building on its 33 clinical sites and 1,400 enrolled volunteers, with plans to grow to more than 50 clinical sites in 13 countries and more than 4,000 participants.

For more information and to see 4D pharma’s PPMI consortium peers visit https://www.ppmi-info.org/about-ppmi/who-we-are/study-sponsors/

About 4D pharma

Founded in February 2014, 4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programmes, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumours, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumours, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalised with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programmes include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

In October 2020 4D pharma announced its intention to merge with Longevity Acquisition Corporation (NASDAQ: LOAC), a special purpose acquisition company (SPAC), and seek a NASDAQ listing.The merger is expected to be completed and the NASDAQ listing of 4D pharma American Depositary Shares (ADSs) under the ticker symbol ‘LBPS’ is currently expected to become effective in early 2021, subject to approval of 4D Shareholders and Longevity Shareholders, and the SEC review process.

For more information, refer to https://www.4dpharmaplc.com.

Forward-Looking Statements

This press release and the exhibits hereto include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, LOAC’s expectations with respect to future performance, anticipated financial impacts of the proposed business combination, approval of the business combination transactions by security holders, the satisfaction of the closing conditions to such transactions and the timing of the completion of such transactions.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to stockholders of LOAC for their consideration and approval at a special meeting of stockholders. 4D pharma has filed a preliminary registration statement (the “Registration Statement”) with the SEC on November 25, 2020, and LOAC filed a preliminary proxy statement in connection with LOAC’s solicitation of proxies for the vote by LOAC’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to LOAC’s stockholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, LOAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. LOAC’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement / consent solicitation / prospectus, in connection with LOAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about LOAC, 4D pharma and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement / prospectus, or definitive proxy statement / prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by LOAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to:

Advantage Proxy, Inc. P.O. Box 13581 Des Moines, WA 98198 Attn: Karen Smith Toll Free: (877) 870-8565 Collect: (206) 870-8565	or	Longevity Acquisition Corporation Yongda International Tower No. 2277 Longyang Road, Pudong District, Shanghai People’s Republic of China (86) 21-60832028

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contact:

Matthew Chen

Longevity Acquisition Corporation

+ (86) 21-60832028

mchen@lonacq.com